Focus Ventures Engages Fertilizer Expert Dr. Bert Quin

August 25, 2015; Vancouver, Canada: Focus Ventures Ltd. is pleased to announce the appointment of Dr. Bert Quin as a consultant to provide advice and guidance on the marketing of phosphate rock from Focus’s Bayovar 12 project in Peru.  His role will be to assist with the marketing of Bayovar 12 Reactive Phosphate Rock (RPR) and to provide advice on the design, development and production of blended fertilizer products from Bayovar 12.

Dr. Quin holds a PhD in analytical chemistry and is a world authority on the properties and uses of RPR as a direct application fertilizer.  He is the author of over 100 refereed scientific articles and conference presentations, and holds several international patents and built a successful fertilizer consultancy company, Quin Environmentals.  In 1989 he set up his own company, Quinphos Fertilisers (NZ) Ltd., to import and distribute Sechura (Bayovar) RPR into New Zealand. In 1995 this became Summit-Quinphos, following the purchase of a majority shareholding by Sumitomo Corporation.  When  Dr. Quin resigned as CEO in 2005, his company had grown to 10% of the New Zealand fertilizer market on a nutrient basis, with an annual turnover of NZ$80 million.

After completing a PhD in Analytical Chemistry at Massey University in 1974, Dr. Quin joined New Zealand’s Agricultural Research Division as a research chemist.  Dr. Quin became increasingly involved in soil fertility research, including superphosphate quality, phosphate fertilizer responses and comparisons, including RPR vs superphosphate, the efficacy of liquid fertilizers, and phosphate run-off into waterways.  His research on the agronomic effectiveness of single superphosphate (SSP) manufactured in New Zealand lead to a total change in the types of phosphate rocks used to make SSP, and a massive improvement in agronomic efficiency.

Simon Ridgway, the Chairman of Focus Ventures, commented: “We’re excited to be able to attract a scientist and businessman of Dr. Quin’s calibre to Focus.  Much of Dr. Quin’s expertise lies in how the end user will take advantage of our future product.  He will provide valuable input into the design, use and marketing of cost effective blended fertilizers made from Bayovar 12 reactive phosphate rock to target specific markets in Latin America and Australasia.  Importing Bayovar rock into New Zealand for many years has allowed him to develop a deep understanding of its chemistry and suitability as direct application fertilizer.”

About Focus

Focus is an exploration and development company with two main assets, both located in Peru:  the Bayovar 12 phosphate deposit located in the Sechura district of northern Peru, and the Aurora porphyry copper-molybdenum property located in the Department of Cusco, which it is developing in a joint venture with Daewoo International Corporation.

The Company recently announced an updated National Instrument 43-101 compliant mineral resource estimate for the Bayovar 12 deposit (see press release August 19, 2015). The calculation was prepared by Golder Associates (“Golder”) supervised by Jerry DeWolfe, MSc, PGeo, an independent Qualified Person as defined under NI 43-101

Category	Wet Tonnes (millions)	Dry Tonnes (millions)	Grade (% P2O5)
Measured	23.37	17.68	13.16
Indicated	277.12	209.51	13.04
Inferred	135.00	102.17	13.11

Note:  In situ resource, no minimum thickness applied; wet density: 1.58 grams per cubic centimetre, dry density: 1.2 grams per cubic centimetre; dry tonnes are a component of wet tonnes that contain negligible humidity

Phosphate rock is a raw material for fertilizers and vital to world food production.  Focus is acquiring and developing quality phosphate projects in Latin America where the discovery and development of new deposits is becoming increasingly important given the growing demand and limited local supply of phosphate for fertilizer production.  For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

David Cass, President

Symbol: TSXV-FCV

Shares Issued: 97.9-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s intended exploration and development of, the Bayovar 12 project.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, the Company’s ability to explore and develop the Bayovar 12 project as planned; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s stated goals and planned exploration and development activities for the Bayovar 12 project will be achieved; and that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.